                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 6)

                             NACCO Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.50 per share
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                   629579 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  February 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


------------------------------                                                     ---------------------------------------------
CUSIP No. 629579 10 3                             SCHEDULE 13D                                  PAGE 2 OF 11 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Alfred M. Rankin, Jr.
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                            (a)
                                                                                                   (b)  X
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM  2(d) or 2(e)

------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                         177,870
                                -------- ---------------------------------------------------------------------------------------
                                   8     SHARED VOTING  POWER

          NUMBER OF                      911,991
            SHARES
         BENEFICIALLY           -------- ---------------------------------------------------------------------------------------
           OWNED BY                9     SOLE DISPOSITIVE  POWER
        EACH REPORTING
         PERSON WITH                     177,870
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                         911,991
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

                   1,089,861
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES  CERTAIN  SHARES*
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                   16.7%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
------------------ -------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------                                                     ---------------------------------------------
CUSIP No. 629579 10 3                             SCHEDULE 13D                                  PAGE 3 OF 11 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Claiborne R. Rankin
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                            (a)
                                                                                                   (b)  X
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM  2(d) or 2(e)

------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                         82,801
                                -------- ---------------------------------------------------------------------------------------
                                   8     SHARED VOTING  POWER

          NUMBER OF                      760,271
            SHARES              -------- ---------------------------------------------------------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE  POWER
           OWNED BY
        EACH REPORTING                   82,801
         PERSON WITH
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                         760,271
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

                   843,072
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES  CERTAIN  SHARES*
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                   12.9%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
------------------ -------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



-------------------------------                                                    ---------------------------------------------
CUSIP No. 629579 10 3                             SCHEDULE 13D                                  PAGE 4 OF 11 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Victoire G. Rankin
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                            (a)
                                                                                                   (b)  X
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM  2(d) or 2(e)

------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                         17,156
                                -------- ---------------------------------------------------------------------------------------
                                   8     SHARED VOTING  POWER

          NUMBER OF                      334,410
            SHARES              -------- ---------------------------------------------------------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE  POWER
           OWNED BY
        EACH REPORTING                   17,156
         PERSON WITH            -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                         1,072,705
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

                   1,089,861
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES  CERTAIN  SHARES*
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                   16.7%

------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
------------------ -------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT



------------------------------                                                     ---------------------------------------------
CUSIP No. 629579 10 3                             SCHEDULE 13D                                  PAGE 5 OF 11 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Chloe O. Rankin
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                            (a)
                                                                                                   (b)  X
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM  2(d) or 2(e)

------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                         8,100
                                -------- ---------------------------------------------------------------------------------------
                                   8     SHARED VOTING  POWER

          NUMBER OF                      96,677
            SHARES              -------- ---------------------------------------------------------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE  POWER
           OWNED BY
        EACH REPORTING                   8,100
         PERSON WITH            -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                         834,972
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

                   843,072
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES  CERTAIN  SHARES*
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                   12.9%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
------------------ -------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            -------------------------
CUSIP No. 629579 10 3             SCHEDULE 13D             PAGE 6 OF 11 PAGES
--------------------------                            -------------------------

         The Amendment No. 6 to Schedule 13D (this "Amendment") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the "Class A Common") of NACCO Industries, Inc. (the "Company") that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the "Initial Filing"), as amended on March 30, 1998 (the "Amendment No. 1"), as amended on April 9, 1998 (the "Amendment No. 2"), as amended on January 11, 1999 (the "Amendment No. 3"), as amended on May 14, 1999 (the "Amendment No. 4"), as amended on November 13, 2000 (the "Amendment No. 5") (collectively, the "Filings"). This Amendment discloses only changes in information from the Filings. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

                  (a) The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

                  BRUCE T. RANKIN. Mr. Rankin's resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

                  (b) The statements under the heading James T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

                  JAMES T. RANKIN. Mr. Rankin's resident address is 465 Franklin Road, Atlanta, Georgia 30342. He is employed by King Commercial Properties, 1465 Northside Drive, Suite 124, Atlanta, Georgia 30318.

                  (c) The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

                  ROGER F. RANKIN. Mr. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Amendment No. 5 reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety as follows:

--------------------------                            -------------------------
CUSIP No. 629579 10 3             SCHEDULE 13D             PAGE 7 OF 11 PAGES
--------------------------                            -------------------------

                  ALFRED M. RANKIN, JR. Mr. Rankin (a) shares with National City Bank, a national banking association ("NCB"), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated September 22, 1988, creating a charitable trust for 20 years and then for the benefit of her grandchildren, (b) shares with Clara L.T. Rankin the power to dispose of 43,200 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin dated July 20, 2000, creating a trust for the benefit of her grandchildren,
         (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the AM Rankin Sr. Trust A for the benefit of grandchildren, (d) shares with Helen Rankin Butler the power to vote and dispose of 29,766 shares of Class A Common held in trust for the benefit of Helen Rankin Butler, (e) shares with Clara T. (Rankin) Williams the power to vote and dispose of 24,966 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams, (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals, (g) has the sole power to vote and dispose of 163,870 shares of Class A Common under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mr. Rankin, (h) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L.T. Rankin under the Agreement, dated January 5, 1977, (i) has the sole power to vote and dispose of an additional 14,000 shares of Class A Common and (j) is deemed to share with his spouse the power to vote and dispose of 17,156 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,089,861 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.7% of the Class A Common outstanding as of December 31, 2000. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, Vermont 05045. Mrs. Helen Rankin Butler is employed at the Director of Camp Aloha Hive. The business address of Clara T. (Rankin) Williams is 8550 West Bryn Mawr Road, Suite 200, Chicago, Illinois 60631. Mrs. Clara T. (Rankin) Williams is employed as the Director of Business Development at ubid.com. To the knowledge of the Reporting Individuals, during the last five years, Clara T. (Rankin) Williams and Helen Rankin Butler (individually or collectively) has not been convicted in any criminal proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------                            -------------------------
CUSIP No. 629579 10 3             SCHEDULE 13D             PAGE 8 OF 11 PAGES
--------------------------                            -------------------------

         The eighth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Amendment No. 5 reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety as follows:

                  CLAIBORNE R. RANKIN. Mr. Rankin (a) has sole power to vote and dispose of 78,601 shares of Class A Common under the Agreement, dated June 22, 1971, creating a revocable trust created for the benefit of Mr. Rankin, (b) is deemed to share, as trustee, the power to vote and dispose of 6,160 shares of Class A Common held in trust for the benefit of his son, (c) has sole power to vote and dispose of 4,200 shares of Class A Common held by Mr. Rankin as custodian for his minor daughter,
         (d) is deemed to share, as trustee, the power to vote and dispose of 7,716 shares of Class A Common held in trust for the benefit of his daughter and (e) is deemed to share with his spouse the power to vote and dispose of 8,100 shares of Class A Common owned by his spouse (Chloe O. Rankin) because she resides with him and (f) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 843,072 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.9% of the Class A Common outstanding as of December 31, 2000.

         The fifteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Initial Filing reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety as follows:

                  VICTOIRE G. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has the sole power to vote and dispose of 17,156 shares of Class A Common, (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L.T. Rankin because her spouse (Alfred M. Rankin, Jr.) is co-trustee of such trust and her spouse resides with her, (d) is deemed to share the power to vote and dispose of 43,200 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust and her spouse resides with her, (e) is deemed to share the power to vote and dispose of 26,608 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is co-trustee of such trust and her spouse resides with her, (f) is deemed to share the power to vote and dispose of 29,766 shares of Class A Common owned by a trust created for the benefit of Helen (Rankin) Butler because her spouse is co-trustee of such trust and her spouse resides with her, (g) is deemed to share the power to vote and dispose of 24,966 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams because her spouse is co-trustee of such trust and her spouse resides with her, (h) is deemed to share the power to vote and dispose of 163,870 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (i) is deemed to share the power to vote and

--------------------------                            -------------------------
CUSIP No. 629579 10 3             SCHEDULE 13D             PAGE 9 OF 11 PAGES
--------------------------                            -------------------------

         dispose of an additional 14,000 shares of Class A Common owned by her spouse because her spouse resides with her, and (j) is deemed to share the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is co-trustee of such trust and her spouse resides with her. Collectively, the 1,089,861 shares of Class A Common constitute approximately 16.7% of the Class A Common outstanding as of December 31, 2000.

         The seventeenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Amendment No. 5 reporting the beneficial ownership of Class A Common by Chloe O. Rankin is hereby deleted and replaced in its entirety as follows:

                  CHLOE O. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share the power to vote and dispose of 78,601 shares of Class A Common owned by a revocable trust created for the benefit of her spouse (Claiborne R. Rankin) because her spouse resides with her, (c) is deemed to share the power to vote and dispose of 6,160 shares of Class A Common held in trust for the benefit of her son because her spouse is trustee of such trust and her spouse resides with her, (d) is deemed to share the power to vote and dispose of 4,200 shares of Class A Common held by her spouse as custodian for their minor daughter, (e) is deemed to share the power to vote and dispose of 7,716 shares of Class A Common held in trust for the benefit of her daughter because her spouse is trustee of such trust and her spouse resides with her and (f) has the sole power to vote and dispose of 8,100 shares of Class A Common owned by Mrs. Rankin. Collectively, the 843,072 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.9% of the Class A Common outstanding as of December 31, 2000.

 [REMAINDER OF PAGE IS INTENTIONALLY LEFT BLANK. SIGNATURES BEGIN ON NEXT PAGE.]

--------------------------                            -------------------------
CUSIP No. 629579 10 3             SCHEDULE 13D             PAGE 10 OF 11 PAGES
--------------------------                            -------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                               Name: Rankin Associates II, L.P.

                               By:   Rankin Management, Inc., its
                                     Managing Partner

                                     By:   /s/ Alfred M. Rankin, Jr.
                                           ---------------------------
                                           Alfred M. Rankin, Jr., President

                               Name: Rankin Management, Inc.

                                     By:   /s/ Alfred M. Rankin, Jr.
                                           ---------------------------
                                           Alfred M. Rankin, Jr.,
                                           President

                               REPORTING INDIVIDUALS

                               /s/ Alfred M. Rankin, Jr.
                               -------------------------
                               Name:  Alfred M. Rankin, Jr.

                               Name:    Rankin Management, Inc.

                               By:      /s/ Alfred M. Rankin, Jr.
                               -----------------------------
                               Alfred M. Rankin, Jr., President

                               Attorney-in-Fact for Clara L.T. Rankin*
                               Attorney-in-Fact for Thomas T. Rankin*
                               Attorney-in-Fact for Claiborne R. Rankin*
                               Attorney-in-Fact for Roger F. Rankin*
                               Attorney-in-Fact for Bruce T. Rankin*
                               Attorney-in-Fact for John C. Butler, Jr.*
                               Attorney-in-Fact for Matthew M. Rankin*
                               Attorney-in-Fact for James T. Rankin*
                               Attorney-in-Fact for Alison A. Rankin*
                               Attorney-in-Fact for Victoire G. Rankin*
                               Attorney-in-Fact for Corbin Rankin*
                               Attorney-in-Fact for Chloe O. Rankin*
                               Attorney-in-Fact for David B. Williams*

--------------------------                            -------------------------
CUSIP No. 629579 10 3             SCHEDULE 13D             PAGE 11 OF 11 PAGES
--------------------------                            -------------------------


------------------

* The power of attorney authorizing the above named individuals to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Initial Filing.